Exhibit 12.1

Legacy Reserves Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	Six Months Ended June 30, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Income (loss) before income taxes	$14,290	$(52,499)	$(54,591)	$(703,039)	$(284,504)	$(34,623)
Equity in (income) loss of equity method investee	(20)	(17)	—	(126)	(428)	(559)
Distributed income of equity method investee	—	—	—	191	1,467	861

Income (loss) from operations before income taxes	$14,270	$(52,516)	$(54,591)	$(702,974)	$(283,465)	$(34,321)

Fixed Charges

Interest expensed	$50,601	$83,485	$73,209	$73,075	$65,260	$51,097
Amortization of debt issuance costs	6,322	7,656	6,396	5,533	4,637	3,780
Estimated portion of rental expense attributable to interest	228	448	445	410	259	231

Total fixed charges	$57,151	$91,589	$80,050	$79,018	$70,156	$55,108

Earnings available for fixed charges	$71,421	$39,073	$25,459	$(623,956)	$(213,309)	$20,787

Ratio of earnings to fixed charges	1.25x	(1)	(2)	(3)	(4)	(5)

Total fixed charges	$57,151	$91,589	$80,050	$79,018	$70,156	$55,108
Preferred distributions	9,500	19,000	19,000	19,000	11,694	—

Total fixed charges including preferred distributions	$66,651	$110,589	$99,050	$98,018	$81,850	$55,108

Ratio of earnings to fixed charges and preferred distributions	1.07x	(1)	(2)	(3)	(4)	(5)

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $52.5 million and $71.5 million, respectively
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $54.6 million and $73.6 million, respectively
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $703.0 million and $722.0 million, respectively
(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $283.5 million and $295.2 million, respectively
(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $34.3 million